Exhibit 21.1

Subsidiaries of Press Ganey Holdings, Inc.:

Name	Jurisdiction of Organization
Press Ganey Associates, Inc.	Indiana

Patient Impact, LLC	Illinois

Data Advantage, LLC	Texas

Center for Performance Sciences, Inc.	Maryland

Morehead Associates, Inc.	North Carolina

On the Spot Systems, Inc.	Delaware

Dynamic Clinical Systems, Inc.	Delaware

The Institute for Innovation, Inc.	Indiana